

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Michael G. Carlton
President and Chief Executive Officer
Crescent Financial Corporation
1005 High House Road
Cary, NC 27513-3586

Re: Crescent Financial Corporation
Preliminary Proxy
Filed March 31, 2011
File No. 0-32951

Dear Mr. Carlton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1. Please advise the staff how you concluded that the entry into the investment agreement with Pioneer was not the first step in a series of transactions intended to take the company private. Please also address why Rule 13e-3 does not apply to this transaction.

2. Please advise the staff how you concluded that the discussion of Pioneer's proposed tender offer in this document is not represent an early commencement of the tender offer.

3. Please advise the staff how you concluded that Rule 145 does not apply to the reincorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 202 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Counsel

By Fax: (919) 518-2146
    Todd H. Eveson, Esq.
    Gaeta & Eveson, P.A.
    8305 Falls of Neuse Road, Suite 203
    Raleigh, North Carolina 27615
    Phone: (919) 845-2558